UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

The registrant’s Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2024 included in the registrant’s 2024 Third Quarter Report to Shareholders filed with this Form 6-K as Exhibit 99.1, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-114951, 333-129430, 333‑157326, 333-211366, 333-272672, 333-277446 ), on Form F‑3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-274698). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Third Quarter Report to Shareholders

99.2	Certification Chief Executive Officer

99.3	Certification Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Scott MacIntosh
	Name:	Scott MacIntosh
	Title:	Assistant Corporate Secretary
Date: November 6, 2024